STATEMENT OF INVESTMENTS

Dreyfus Premier International Bond Fund
July 31, 2006 (Unaudited)

Bonds and Notes--95.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Australia--.4%				
Queensland Treasury,				
Gov't Gtd. Note, Ser. 11G	6.00	6/14/11	25,000 a	**19,104**
Belgium--.8%				
Belgium Kingdom,				
Bonds, Ser. 44	5.00	3/28/35	30,000 a	**43,067**
Brazil--2.2%				
Federal Republic of Brazil,				
Bonds	12.50	1/5/16	250,000 a,b	**115,491**
Canada--2.7%				
Canadian Government,				
Bonds	5.00	6/1/14	155,000 a	**143,299**
France--7.8%				
Dexia Municipal Agency,				
Scd. Notes	0.80	5/21/12	27,000,000 a	225,127
Government of France,				
Bonds	4.75	4/25/35	140,000 a	194,368
				419,495
Germany--8.6%				
Bundesobligation,				
Bonds, Ser. 140	4.50	8/17/07	60,000 a	77,492
Bundesrepublik Deutschland,				
Bonds, Ser. 05	3.25	7/4/15	316,000 a	385,044
				462,536
Greece--1.4%				
Hellenic Republic,				
Bonds	3.70	7/20/15	60,000 a	**74,082**
Ireland--8.8%				
Depfa ACS Bank,				
Covered Public Loans	0.75	9/22/08	30,000,000 a	261,390
GE Capital European Funding,				
Gtd. Notes	2.99	5/4/11	165,000 a,c	210,802
				472,192
Italy--2.4%				
Autostrade SpA,				
Gtd. Notes	3.42	6/9/11	100,000 a,c	**128,360**
Japan--6.4%				
Development Bank of Japan,				
Gov't. Gtd. Bonds	1.40	6/20/12	8,000,000 a	69,171
Development Bank of Japan,				
Gov't. Gtd. Bonds	1.70	9/20/22	27,000,000 a	220,524
Japan Finance for Municipal				
Enterprises, Gov't. Gtd. Bonds	1.55	2/21/12	6,000,000 a	52,398
				342,093
Mexico--1.8%				
Mexican Bonos,				
Bonds, Ser. MI10	8.00	12/19/13	1,085,000 a	**97,792**
Netherlands--4.9%				
Netherlands Government,				
Bonds	4.00	1/15/37	215,000 a	**264,602**
Poland--4.7%				

Poland Government,				
Bonds, Ser. 0509	6.00	5/24/09	305,000 a	100,978
Poland Government,				
Bonds, Ser. 1110	6.00	11/24/10	300,000 a	99,344
Poland Government,				
Bonds, Ser. 1015	6.25	10/24/15	155,000 a	52,599
				252,921
SupraNational--2.9%				
European Investment Bank,				
Sr. Unscd. Notes	1.40	6/20/17	18,700,000 a	**154,322**
Sweden--4.2%				
Swedish Government,				
Bonds, Ser. 1050	3.00	7/12/16	1,750,000 a	**226,627**
United Kingdom--14.4%				
FCE Bank,				
Notes	4.06	9/30/09	35,000 a,c	41,321
United Kingdom Gilt,				
Bonds	4.00	3/7/09	130,000 a	238,557
United Kingdom Gilt,				
Bonds	4.75	6/7/10	140,000 a	261,953
United Kingdom Gilt,				
Bonds	5.00	9/7/14	120,000 a	229,831
				771,662
United States--20.9%				
ASIF III Jersey,				
Sr. Unsub. Notes	5.13	5/10/07	160,000 a	206,753
Chesapeake Energy,				
Sr. Unscd. Notes	7.63	7/15/13	10,000	10,213
Citigroup,				
Notes	0.80	10/30/08	2,900,000 a	25,216
Citigroup,				
Sr. Notes	3.09	6/3/11	100,000 a,c	127,822
Dominion Resources/VA,				
Sr. Notes, Ser. D	5.79	9/28/07	25,000 c	25,026
Goldman Sachs Group,				
Bonds	3.48	2/4/13	50,000 a,c	63,641
KFW International Finance,				
Gtd. Bonds	1.75	3/23/10	26,000,000 a	231,550
National Grid,				
Notes	6.30	8/1/16	25,000	25,214
NiSource Finance,				
Gtd. Notes	5.76	11/23/09	25,000 c	25,058
ONEOK,				
Sr. Unscd. Notes	5.51	2/16/08	25,000	24,933
SABMiller,				
Notes	5.78	7/1/09	30,000 c,d	30,016
Windstream,				
Sr. Notes	8.13	8/1/13	10,000 d	10,450
Windstream,				
Sr. Notes	8.63	8/1/16	5,000 d	5,225
U.S. Treasury,				
Notes	4.00	2/15/15	40,000 b	37,353
U.S. Treasury,				
Notes	4.25	1/15/12	275,000 b	267,803
				1,116,273
Total Bonds and Notes				
(cost $5,051,817)				**5,103,918**

Options--.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
Japanese Yen Currency Future		
Nov. 2006 @ 109		
(cost $2,680)	100,000	**769**

Other Investment--4.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $250,000)	250,000 e	**250,000**

Investment of Cash Collateral for Securities Loaned--8.0%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $426,438)	426,438 e	**426,438**

Total Investments (cost $5,730,935)	**108.0%**	**5,781,125**
Liabilities, Less Cash and Receivables	**(8.0%)**	**(426,517)**
Net Assets	**100.0%**	**5,354,608**

a   Principal amount stated in foreign currency.

b   All or a portion of these securities are on loan. At July 31, 2006, the total market value of the fund's securities
     on loan is $420,647 and the total market value of the collateral held by the fund is $426,438.

c   Variable rate security--interest rate subject to periodic change.

d   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
     transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2006, these
     securities amounted to $45,691 or .9% of net assets.

e   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF OPTIONS WRITTEN
July 31, 2006 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
Japanese Yen Currency Future		
Nov. 2006 @ 106		
(premiums received $1,650)	100,000	**(359)**